Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Members
Baker Hughes, a GE company, LLC:
We consent to the incorporation by reference in the registration statement (No. 333‑222111) on Form S-3 and (No. 333-222114) on Form S-4 of Baker Hughes, a GE company, LLC of our report dated March 16, 2017, except as to Note 13, which is as of December 4, 2017, with respect to the combined statement of financial position of GE Oil & Gas (a business within General Electric Company) as of December 31, 2016, and the related combined statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2016, which report appears in the December 31, 2017 annual report on Form 10‑K of Baker Hughes, a GE company, LLC.
/s/ KPMG S.p.A.
Florence, Italy
February 23, 2018